               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549




                           FORM 11-K



[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

     For the fiscal year ended December 31, 1995

                               OR

[ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

     For the transition period from       to
     Commission file number 1-4682

A. Full title of the plan, if different from that of the issuer named below:

               THOMAS & BETTS CORPORATION
               EMPLOYEES' INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                   Thomas & Betts Corporation
                      1555 Lynnfield Road
                    Memphis, Tennessee 38119

                   THOMAS & BETTS CORPORATION
                   EMPLOYEES' INVESTMENT PLAN


                             INDEX

Financial Statements and Exhibit                       Page No.

     Financial Statements:
          Statement of Financial Condition -
               Combined Funds - December 31,
               1995 and 1994.                                3

          Statement of Income and Changes in
               Plan Equity - Combined Funds - Years
               Ended December 31, 1995, 1994,
               and 1993.                                     4

          Notes to Financial Statements                      5

          Schedules (1995 Information Only):

               Schedule 1                                   20
               Schedule 2                                   21

          Independent Auditors' Report                      22

     Signatures                                             23

     Exhibit:
          Auditors' Consent                                 24

                     THOMAS & BETTS CORPORATION
                     EMPLOYEES' INVESTMENT PLAN
                  STATEMENT OF FINANCIAL CONDITION
                           COMBINED FUNDS

December 31                                   1995          1994
PLAN ASSETS

Investments at fair value:
     Common stock of Thomas & Betts
       Corporation (cost $5,136,945 and
       $5,271,677 in 1995 and 1994,
       respectively)                       $ 6,047,315   $ 5,831,171
     VMMR Federal Portfolio (cost
       approximates fair value)             25,190,737    25,523,561
     Vanguard Short-Term Federal Bond
       Fund (cost $1,378,626 and
       $1,522,559 in 1995 and 1994,
       respectively)                          1,382,639    1,434,080
     Vanguard Index 500 Portfolio (cost
       $9,190,813 and $7,686,993 in
       1995 and 1994, respectively)          11,674,769    7,976,642
     Vanguard U.S. Growth Fund (cost
       $8,092,840 and $5,732,218 in
       1995 and 1994, respectively)          10,222,178    5,960,771
     Vanguard Wellington Fund (cost
       $14,058,953 and $11,615,378
       in 1995 and 1994, respectively)       16,627,068   11,391,468
     Intermediate U.S. Treasury Bond Fund
       (cost $646,753 and $320,353 in
       1995 and 1994, respectively)             683,626      312,465
     International Growth Portfolio
       (cost $1,221,697 and $798,321 in
       1995 and 1994, respectively)           1,283,694      765,900
     Employee Loan Fund                       2,737,765    2,433,286
                                             ----------   ----------
     Total Investments                       75,849,791   61,629,344
Employee loan payments receivable               101,748       91,851
Receivable from Thomas & Betts Corporation:
     Employees' contributions                   426,926      574,494
     Employer's contributions                   200,237      261,561
                                             ----------   ----------

     Total Receivables                          728,911      927,906
                                             ----------   ----------
TOTAL ASSETS                                $76,578,702  $62,557,250
                                             ==========   ==========
PLAN EQUITY

Plan equity - including net unrealized
     appreciation (depreciation)
     of investments                         $76,578,702  $62,557,250
TOTAL EQUITY                                $76,578,702  $62,557,250
                                             ==========   ==========

See accompanying notes to financial statements.

                                 3

                       THOMAS & BETTS CORPORATION
                       EMPLOYEES' INVESTMENT PLAN
             STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                             COMBINED FUNDS

Years ended December 31             1995          1994         1993

Investment Income:
  Dividends on Thomas & Betts
  Corporation common stock       $   203,116   $   164,767   $   130,829

  Interest and other dividends     3,265,070     2,257,827     2,512,481
                                   ---------     ---------     ---------
                                   3,468,186     2,422,594     2,643,310

Net realized gain (loss) on sales
  of investments                     998,488        (5,846)       14,966

Unrealized appreciation (depreciation)
  of investments                   7,655,628       (94,267)       84,887

Contributions:
  Employees                        7,141,340     6,467,676     6,534,368
  Employer                         2,820,890     2,728,759     2,129,734
                                   ---------     ---------     ---------
                                   9,962,230     9,196,435     8,664,102

Administrative expenses              (58,319)      (54,185)      (46,215)
Withdrawals, distributions and
  forfeitures                     (8,004,761)   (6,765,000)   (5,261,014)
                                  -----------   -----------    ---------
Income and changes in plan equity
  for the year                    14,021,452     4,699,731     6,100,036

Plan equity at beginning of year  62,557,250    57,857,519    51,757,483
                                  ----------    ----------    ----------
Plan equity at end of year       $76,578,702   $62,557,250   $57,857,519
                                 ===========   ===========   ===========

See accompanying notes to financial statements.


                   THOMAS & BETTS CORPORATION
                   EMPLOYEES' INVESTMENT PLAN
                 NOTES TO FINANCIAL STATEMENTS

1. The accompanying financial statements have been prepared on an accrual basis. Security transactions are recorded on the trade date, and dividend income is recorded on the ex-dividend date.

   The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

   The Vanguard Group has been designated by the Retirement
   Plans Committee as the plan trustee.

2. On April 4, 1984, the Board of Directors of the Corporation adopted the Employees' Investment Plan in which eligible employees may elect to participate by authorizing a withholding of an amount equal to 1%, 2%, 3%, 4% or 5% of compensation as a basic contribution to the Plan. The Corporation contributed an amount equal to 50% of each participating employee's basic contribution through July 31, 1993. Effective August 1, 1993, the Corporation contributes 75% of the first 3% and 50% of the remaining 2% of each participating employee's basic contribution.

   Each employee who has authorized a basic contribution at the maximum rate of 5% of compensation may authorize a "supplemental contribution" of 1% to 10% of compensation. The Corporation does not make any matching contributions with respect to the amount of supplemental contributions made by the employees.

   During 1993 contributions made to the Plan were invested in seven investment funds known as the T&B Stock Fund, Vanguard Money Market Reserves - Federal Portfolio, Vanguard Short-Term Government Bond Fund, Vanguard Index 500 Portfolio,
   Vanguard World Fund - U.S. Growth Portfolio, Vanguard Wellington Fund, and Guaranteed Interest Fund. During 1994 the Guaranteed Interest Fund was closed and two new funds, Intermediate U.S. Treasury Bond Fund and International Growth Portfolio, were added. During 1995, contributions made to the plan were invested in the following funds.

   (1) The Thomas & Betts Stock Fund's assets are invested in common stock of Thomas & Betts Corporation.

   (2) The Vanguard Money Market Reserves - Federal Portfolio is a fund that invests in short-term securities that are guaranteed or backed by the U.S. Government and its agencies.

   (3) The Vanguard Short-Term Federal Bond Fund is a fund that invests in bonds issued by the U.S. Government and agency obligations.

   (4) The Vanguard Index 500 Portfolio is a fund that invests in the common stock of major corporations, with the view to achieve a return on investments equal to the Standard
       & Poor's 500 index.

   (5) The Vanguard World Fund - U.S. Growth Portfolio is a fund that invests in high-quality, established growth stocks of companies based in the United States.

   (6) The Vanguard Wellington Fund is a balanced fund that invests in common stocks (with emphasis on "blue chip" stocks), corporate bonds, U.S. Government securities and preferred stock.

   (7) The Intermediate U.S. Treasury Bond Fund is a fund that invests in either corporate debt securities or securities issued by the U.S. Government which mature in five to twelve years.

   (8) The International Growth Portfolio invests in the stocks of companies located outside the United States.

   On January 1, 1990 the Corporation established a Loan Fund allowing participants in the Employees' Investment Plan with vested account balances of at least $2,000 to borrow directly from their savings. Participants may borrow up to 50% of their vested account balance or a maximum of $50,000 for a period of 1 to 5 years. The minimum loan amount allowed is $1,000. The interest rate charged is set at the prime rate plus 1% on the last day of the month in which the loan is approved. This rate does not change for the life of the loan. Loan repayments, both principal and interest, are deposited into the participants' investment fund(s) based on the allocation designated at the time of repayment.

Each participating employee may direct basic and supplemental contributions in any one or more of the investment funds set up under the Plan. The Corporation's contribution is allocated among the funds in the same proportion as the employee's basic contribution. Each employee may change the amount and allocation of his or her contribution or reallocate existing balances among funds by notifying The Vanguard Group by phone on any business day. Changes are generally effective on the following business day.

3. The following table presents the fair values of investments at December 31, 1995 and 1994.

                                   1995                   1994
                                Number of               Number of
                               shares/units            shares/units
                               or principal    Fair    or principal   Fair
                                 Amount       Value      amount       Value
Investments at fair value
 as determined by quoted market
 price:
 Thomas & Betts common stock      81,997  $ 6,047,315     85,513  $ 5,831,171
 Vanguard Wellington Fund        684,082   16,627,068    587,492   11,391,468
 Vanguard Index 500 Portfolio    202,687   11,674,769    185,633    7,976,642
 Vanguard U.S. Growth Fund       502,318   10,222,178    388,830    5,960,771
 International Growth Portfolio   85,466    1,283,694     57,029      765,900

Investments at estimated fair value:
 VMMR Federal Portfolio       25,190,737   25,190,737 25,523,561   25,523,561
 Intermediate U.S. Treasury
   Bond Fund                      62,833      683,626     32,447      312,465
 Vanguard Short-Term Federal
    Bond Fund                    134,892    1,382,639    147,996    1,434,080
 Participant Loans             2,737,765    2,737,765  2,433,286    2,433,286
                                           ----------               ---------

   Total investments at fair value        $75,849,791             $61,629,344
                                          ===========             ===========

   During the years ended December 31, 1995, 1994 and 1993, the Plan's investments (including investments bought and sold, as well as held, during the year) appreciated (depreciated) in value by $8,654,116, $(100,113) and $99,853, respectively, as follows:

                                         1995          1994       1993
   Thomas & Betts common stock          $ 622,697   $ 607,896   $(470,984)
   Vanguard Short-Term Federal Bond Fund   79,672     (96,720)     (8,164)
   Vanguard Index 500 Portfolio         2,620,388    (147,909)    385,166
   Vanguard U.S. Growth Fund            2,113,843     147,795    (142,986)
   Vanguard Wellington Fund             3,073,893    (565,510)    336,821
   Intermediate U.S. Treasury Bond Fund    50,163     (10,181)           -
   International Growth Portfolio          93,460     (35,484)           -
                                        ---------   ----------  ----------
   Net appreciation (depreciation)
       In fair value                   $8,654,116   $(100,113)   $ 99,853
                                        =========    =========   ========

                                    7

4. Investment programs of the Plan are participant-directed. Net assets available for benefits at December 31, 1995 and 1994, and changes in net assets available for benefits by investment fund for the years ended December 31, 1995, 1994 and 1993 are as follows:

1995
NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND

                              T&B         VMMR            Vanguard                      Vanguard
                             Stock       Federal           Federal         Vanguard      Growth
                              Fund       Portfolio           Bond          Index 500       Fund

Investments at fair value  $6,047,315    $25,190,737      $1,382,639       $11,674,769  $10,222,178

Employee loan payments
receivable                      7,142         42,178           1,968            17,093       11,959

Receivable from Thomas &
Betts Corporation:

  Employees' Contributions     48,001        125,002          12,685            68,009       56,438
  Employer's Contributions     23,533         63,889           6,317            30,467       24,307
                            ---------    -----------      ----------       -----------  -----------
                               71,534        188,891          19,002            98,476       80,745
                            ---------    -----------      ----------       -----------  -----------

Net assets available for
benefits                   $6,125,991    $25,421,806      $1,403,609       $11,790,338  $10,314,882
                           ==========    ===========      ==========       ===========  ===========


1995
NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND (CONTINUED)


                           Vanguard      Intermediate     International
                           Wellington    U.S. Treasury     Growth          Employee
                             Fund           Bond          Portfolio        Loan Fund       Total

Investments at fair value  $16,627,068   $   683,626      $1,283,694       $2,737,765   $75,849,791

Employee loan payments
receivable                      19,664           268           1,476          -----         101,748

Receivable from Thomas &
Betts Corporation:

  Employees' Contributions      95,800         4,719          16,272           -----        426,926
  Employer's Contributions      42,453         2,282           6,989           -----        200,237
                            ----------   -----------      ----------       -----------  -----------
                               138,253         7,001          23,261           -----        627,163
                            ----------   -----------      ----------       -----------  -----------

Net assets available for
benefits                   $16,784,985   $   690,895      $1,308,431       $2,737,765   $76,578,702
                           ===========   ===========      ==========       ===========  ===========


1995
CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND

                                  T&B            VMMR         Vanguard                  Vanguard
                                 Stock           Federal       Federal     Vanguard     Growth
                                  Fund          Portfolio      Bond       Index 500      Fund

Investment Income:
 Interest & other dividends     $ 203,116       $ 1,463,539   $   85,380  $   259,632  $   411,517

Net appreciation
(depreciation) in fair value of
investments                       622,697          -----          79,672    2,620,388    2,113,843

Contributions:
 Employees                        826,184         2,021,155      243,059    1,086,722      934,421
 Employer                         366,157           788,843       96,705      415,725      391,765
                                ---------       -----------   ----------  ----------- ------------

Total additions                 2,018,154         4,273,537      504,816    4,382,467   3,851,546

Administrative expenses            (7,305)          (24,545)      (1,823)      (6,375)     (5,524)

Withdrawals, distributions
 and forfeitures                 (588,646)       (3,850,636)    (272,021)  (1,129,924)   (410,261)

Transfers in (out), net        (1,231,724)         (830,574)     (291,482)    444,855      804,728
                                ---------       -----------   -----------   ---------  -----------

Net increase (decrease)           190,479          (432,218)      (60,510)  3,691,023    4,240,489
                                ---------       ------------   -----------  ---------  -----------
Net assets available for plan
benefits:

 Beginning of year              5,935,512        25,854,024    1,464,119    8,099,315    6,074,393
                               ----------       -----------   -----------   --------- ------------
 End of year                  $ 6,125,991       $25,421,806   $1,403,609  $11,790,338 $ 10,314,882
                              ===========       ===========   =========== =========== ============


1995
CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND (CONTINUED)


                                 Vanguard      Intermediate   International
                                Wellington     U.S. Treasury   Growth      Employee
                                  Fund            Bond         Portfolio   Loan Fund      Total
Investment Income:
 Interest & other dividends     $ 807,034       $  28,881     $   34,233  $   174,854  $ 3,468,186

Net appreciation
(depreciation) in fair value
investments                     3,073,893          50,163         93,460       ----      8,654,116

Contributions:
 Employees                      1,660,955          90,134        278,710       ----      7,141,340
 Employer                         647,779          30,119         83,797       ----      2,820,890
                                ---------       ---------     ----------  ----------- ------------

Total additions                 6,189,661         199,297        490,200     174,854    22,084,532

Administrative expenses           (11,066)           (526)        (1,148)         (7)      (58,319)

Withdrawals, distributions
 and forfeitures               (1,212,158)        (33,694)       (86,873)   (420,548)   (8,004,761)

Transfers in (out), net           226,099         207,613        120,305     550,180       ----
                                ---------       ---------     -----------   ---------   ----------

Net increase (decrease)         5,192,536         372,690        522,484     304,479   14,021,452
                               ----------       ---------     -----------   ---------  ----------
Net assets available for plan
benefits:

 Beginning of year             11,592,449         318,205        785,947   2,433,286   62,557,250
                               ----------       ---------     -----------   --------- -----------
 End of year                  $16,784,985     $   690,895     $1,308,431  $2,737,765  $76,578,702
                              ===========       =========     =========== =========== ===========

                                                11

1994
NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND


                               T&B            VMMR           Vanguard                   Vanguard
                              Stock          Federal          Federal       Vanguard     Growth
                               Fund          Portfolio        Bond          Index 500      Fund

Investments at fair value    $5,831,171      $25,523,561     $1,434,080     $7,976,642  $5,960,771

Employee loan payments
receivable                        9,042           40,070          1,850         12,433       9,825

Receivable from Thomas &
Betts Corporation:
 Employees' contributions        65,326          194,592         19,373         76,616      72,873
 Employer's contributions        29,973           95,801          8,816         33,624      30,924
                             ----------      -----------     ----------     ----------  ----------
                                 95,299          290,393         28,189        110,240     103,797
                             ----------      -----------     ----------     ----------  ----------
Net assets available for
benefits                     $5,935,512      $25,854,024     $1,464,119     $8,099,315  $6,074,393
                             ==========      ===========     ==========     ==========  ==========

                                            12

1994
NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND (CONTINUED)


                             Vanguard        Intermediate    International
                             Wellington      U.S. Treasury     Growth       Employee
                               Fund              Bond         Portfolio     Loan Fund      Total

Investments at fair value    $11,391,468        $312,465       $765,900     $2,433,286  $61,629,344

Employee loan payments
receivable                        17,198             312          1,121         ----         91,851

Receivable from Thomas &
Betts Corporation:
 Employees' contributions        128,304           3,821         13,589         ----        574,494
 Employer's contributions         55,479           1,607          5,337         ----        261,561
                             -----------     -----------     ----------     ----------   ----------
                                 183,783           5,428         18,926         ----        836,055
                             -----------     -----------     ----------     ----------  -----------
Net assets available for
benefits                     $11,592,449        $318,205       $785,947     $2,433,286  $62,557,250
                             ===========     ===========     ==========     ==========  ===========


1994
Changes In Net Assets Available For Benefits By Investment Fund

                                T&B           VMMR           Vanguard                   Vanguard
                                Stock        Federal          Federal        Vanguard    Growth
                                Fund         Portfolio          Bond         Index 500     Fund

Investment Income:
 Interest & other dividends   $ 164,767      $   882,486     $   83,621      $ 241,692  $   69,195

Net appreciation
(depreciation) in fair value
of investments                  607,896          -----          (96,720)     (147,909)     147,795

Contributions:
 Employees                      645,742        2,174,075        202,901       965,051      810,453
 Employer                       282,918        1,037,664         85,260       377,961      330,178
                              ---------      -----------     ----------      --------   ----------
Total additions               1,701,323        4,094,225        275,062     1,436,795    1,357,621

Administrative expenses          (5,681)         (24,143)        (1,344)       (6,017)      (5,124)

Withdrawals, distributions
 and forfeitures               (308,248)      (2,624,024)      (108,964)     (972,210)    (722,775)
Transfers in (out), net         614,594        6,241,031       (221,424)      398,476     (296,984)
                              ---------      -----------     -----------     --------   ----------

Net increase (decrease)       2,001,988        7,687,089        (56,670)      857,044      332,738
                              ---------      -----------     -----------     --------   ----------
Net assets available for
plan benefits:
  Beginning of year           3,933,524       18,166,935      1,520,789    7,242,271     5,741,655
                              ---------      -----------     ----------    ---------    ----------
  End of year                $5,935,512      $25,854,024     $1,464,119   $8,099,315    $6,074,393
                             ==========      ===========     ==========   ==========    ==========

                                                 14

1994
Changes In Net Assets Available For Benefits By Investment Fund (Continued)

                                Vanguard                     Intermediate    International
                                Wellington    Met Life       U.S. Treasury    Growth       Employee
                                  Fund           Fund           Bond          Portfolio    Loan Fund         Total

Investment Income:
 Interest & other dividends   $ 499,208      $   313,483     $    7,543      $   9,956     $ 150,643      $ 2,422,594

Net appreciation
(depreciation) in fair value
of investments                 (565,510)         -----          (10,181)      ( 35,484)      -----           (100,113)

Contributions:
 Employees                    1,603,153          -----           16,371         49,930       -----          6,467,676
 Employer                       589,207          -----            6,313         19,258       -----          2,728,759
                              ---------      -----------     ----------      ---------     ----------      ----------
Total additions               2,126,058          313,483         20,046         43,660        150,643      11,518,916

Administrative expenses          (9,544)          (2,057)           (59)          (209)            (7)        (54,185)

Withdrawals, distributions
 and forfeitures             (1,418,961)        (392,685)         ----         (11,265)      (205,868)     (6,765,000)
Transfers in (out), net         459,184       (8,466,746)       298,218        753,761        219,890         ----
                              ---------      -----------     -----------     ---------     ----------     ------------

Net increase (decrease)       1,156,737       (8,548,005)       318,205        785,947        164,658       4,699,731
                              ---------      -----------     -----------     ---------      ----------     -----------
Net assets available for
plan benefits:
  Beginning of year          10,435,712        8,548,005         -----         -----        2,268,628      57,857,519
                             ----------      -----------     ----------      --------       ---------     -----------
  End of year               $11,592,449         ----           $318,205    $  785,947      $2,433,286     $62,557,250
                             ==========      ===========     ==========     =========      ==========     ===========

                                                                15

1993
Changes In Net Assets Available For Benefits By Investment Fund

                                      T&B           VMMR           Vanguard
                                      Stock         Federal         Federal       Vanguard
                                      Fund          Portfolio        Bond         Index 500
Investment Income:
Interest & other dividends          $  130,829      $   440,073    $   57,139     $  166,496

Net appreciation
(depreciation) in fair value of
investments                           (470,984)          -----         (8,164)       385,166

Contributions:
 Employees                             579,950        2,555,815       193,649        995,265
 Employer                              207,965          844,547        61,078        294,054
                                    ----------      -----------    ----------     ----------
Total additions                        447,760        3,840,435       303,702      1,840,981

Administrative expenses                 (3,977)         (18,009)         (620)        (4,413)

Withdrawals, distributions
 and forfeitures                      (238,572)      (1,805,344)      (56,632)      (390,326)

Transfers
in (out), net                          327,803        4,376,747       815,859        986,117
                                    ----------      -----------    ----------     ----------
Net increase (decrease)                533,014        6,393,829     1,062,309      2,432,359
                                    ----------      -----------    ----------     ----------
Net assets available for plan
benefits:
   Beginning of year                 3,400,510       11,773,106       458,480      4,809,912
                                    ----------      -----------    ----------     ----------
   End of year                      $3,933,524      $18,166,935    $1,520,789     $7,242,271
                                    ==========      ===========    ==========     ==========

                                                 16

1993
Changes In Net Assets Available For Benefits By Investment Fund (Continued)


                                      Vanguard       Vanguard
                                       Growth       Wellington      MetLife       Employee
                                        Fund           Fund          Fund         Loan Fund       Total
Investment Income:
Interest & other dividends          $   78,887      $   543,505    $1,079,813     $  146,568    $2,643,310

Net appreciation
(depreciation) in fair value of
investments                           (142,986)         336,821       -----          -----           99,853

Contributions:
 Employees                             957,725        1,251,964       -----          -----        6,534,368
 Employer                              330,972          391,118       -----          -----        2,129,734
                                    ----------      -----------    ----------     ----------     ----------
Total additions                      1,224,598        2,523,408     1,079,813        146,568     11,407,265

Administrative expenses                 (4,833)          (6,358)       (7,998)            (7)       (46,215)

Withdrawals, distributions
 and forfeitures                      (213,422)        (773,256)   (1,651,293)      (132,169)    (5,261,014)

Transfers
in (out), net                         (715,950)       3,758,415    (9,890,490)        341,499         ----
                                    ----------      -----------    -----------    ----------     -----------
Net increase (decrease)                290,393        5,502,209    (10,469,968)      355,891      6,100,036
                                    ----------      -----------    ----------     ----------     -----------
Net assets available for plan
benefits:
   Beginning of year                 5,451,262        4,933,503    19,017,973      1,912,737     51,757,483
                                    ----------      -----------    ----------     ----------     ----------
   End of year                      $5,741,655      $10,435,712    $8,548,005     $2,268,628    $57,857,519
                                    ==========      ===========    ==========     ==========    ===========

                                                                17

5. As of December 31, 1995, the number of participants in each investment fund was as follows:

     Participants
     1,259      Thomas and Betts Stock Fund
     2,102      Vanguard Money Market Reserves-Federal Portfolio
       415      Vanguard Short-Term Federal Bond Fund
     1,248      Vanguard Index 500 Portfolio
     1,088      Vanguard World Fund - U.S. Growth Portfolio
     1,615      Vanguard Wellington Fund
       774      Employee Loan Fund
       182      Intermediate U.S. Treasury Bond Fund
       348      International Growth Portfolio

      The total number of participants in the Plan was less than the total participants shown above because many were participating in more than one fund.

6. The Corporation's contributions vest at the end of each year starting with the second year of credited service, at the rate of 25% each year. A participant in the Plan whose employment terminates for any reason before his or her death, attainment of age 60, or total and permanent disability is entitled to receive the vested portion, plus earnings thereon, of his or her Employer Contribution Account. The non-vested portion of the Employer Contribution Account will be forfeited and retained in the Plan to reduce future contributions to be made by the Corporation to the Plan. A participant is entitled to receive 100% of his or her own contributions plus earnings thereon. An employee who elected to participate in the Plan at July 1, 1984 (inception date) has a vested and nonforfeitable right to his or her Employer Contribution Account. Employees of FL Industries, Inc. hired prior to July 1, 1992 have a 100% nonforfeitable right to the amounts in their accounts attributable to transferred contributions from the FL Industries, Inc. Investment and Savings Plan and shall at all times have a 100% nonforfeitable right to the amount in their Employer Contribution accounts.

      The Board of Directors of the Corporation may terminate the Plan, in whole or in part, or permanently discontinue contributions thereunder for any reason at any time. In the case of such termination or permanent discontinuance of contributions thereunder, the participants become fully vested in their accounts.

7. The Internal Revenue Service has issued a determination letter to the effect that the Plan is a qualified plan under Section 401(a) of the Internal Revenue Code of 1986 and is exempt from income tax under
      Section 501(c). The Plan has been amended since receiving the determination letter and a request for a new determination letter has
      been made.   The Internal Revenue Service has informed the Plan
      administrator that the methods for handling forfeited, non-vested benefits should be changed to remain in compliance with sections 1.411(a)-7(d)(4) and 1.411(a)-7(d)(5) of the Internal Revenue Code. The plan administrator and the Plan's tax counsel believe the Plan's design, including the changes for handling forfeited, non-vested benefits, is in compliance with the applicable requirements of the Internal Revenue Code.

8. Under the present Federal income tax laws and regulations, participants and their beneficiaries are not taxed at the time contributions are made by the Corporation under the Plan, although the Corporation will receive an immediate income tax deduction in the amount of such contribution. All earnings of the Trust Fund, realized and unrealized, are not taxable to any participant or his beneficiaries except upon a distribution by the Trust Fund.

      If a participant makes a withdrawal, generally the entire amount distributed to the withdrawing participant will be taxable to him as ordinary income. If an employee's participation in the Plan terminates, there are a number of distribution alternatives available depending upon age and vested account balance. To the extent that a distribution consists of the Corporation's securities, the portion of the distribution representing contributions to the Plan will be taxable at the time of the distribution as ordinary income while the portion of the distribution representing any unrealized appreciation in the value of the Corporation's securities will not be taxable until disposition of such shares. The participant or his beneficiaries may be able to elect to have the ordinary income portion of the distribution taxed at special rates which in most cases will be lower than the applicable ordinary income tax rates. If the participating employee has not participated in the Plan for five or more years before the year in which his or her participation terminates, the special election will not be available to the participant or his or her beneficiaries, except in the case of termination due to the participant's death.


                                                                Schedule 1

                        THOMAS & BETTS CORPORATION
                        EMPLOYEES' INVESTMENT PLAN

                       Schedule of Investment Assets

Identity of Issue                  Description          Cost       Fair value

 Equity Securities

Thomas & Betts Corporation
    common stock                     81,997 shares     $ 5,136,945    $ 6,047,315

    Mutual Funds

Vanguard Wellington Fund            684,082 units       14,058,953     16,627,068
VMMR Federal Portfolio           25,190,737 units       25,190,737     25,190,737
Intermediate U.S. Treasury
    Bond Fund                        62,833 units          646,753        683,626
Vanguard Index 500 Portfolio        202,687 units        9,190,813     11,674,769
Short-Term Federal Bond Fund        134,892 units        1,378,626      1,382,639
Vanguard U.S. Growth Fund           502,318 units        8,092,840     10,222,178
International Growth Portfolio       85,466 units        1,221,697      1,283,694

    Total mutual funds           26,945,012             64,917,364     73,112,026

    Loan Fund

Participant loans               Interest rate range
                                7.0% to 11.5% with
                                maturity date range
                                January 3, 1996 to
                                May 11, 2001
                                                         2,737,765      2,737,765

    Total investments                                  $67,655,129    $75,849,791


See accompanying independent auditors' report.





                                                                   Schedule 2

                          THOMAS & BETTS CORPORATION
                          EMPLOYEES' INVESTMENT PLAN

                           Reportable Transactions

                         Year ended December 31, 1995



                                               Total
Description of               Number of    Purchase      Selling        Gain/
   Security                Transactions   Price/Cost     Price        (Loss)

Purchases:
   Thomas & Betts stock         117      $ 3,358,516  $      -      $     -
   Vanguard Wellington Fund     143        5,964,411         -            -
   VMMR Federal Portfolio       219       11,787,148         -            -
   Vanguard Index 500
     Portfolio                  163        5,272,340         -            -
   Vanguard U.S. Growth Fund    133        3,562,316         -            -
                                         $29,944,731         -            -

Sales:
   Thomas & Betts stock         156      $ 3,493,247  $ 3,765,068   $  271,821
   Vanguard Wellington Fund     202        3,435,773    3,717,641      281,868
   VMMR Federal Portfolio       235       12,119,972   12,119,972         -
   Vanguard Index 500
     Portfolio                  184        3,768,519    4,194,601      426,082
   Vanguard U.S. Growth Fund    163        1,201,694    1,414,752      213,058
                                         -----------   ----------    ---------
                                         $24,019,105  $25,212,034   $1,192,829
                                         ===========   ===========   =========


See accompanying independent auditors' report.






                       INDEPENDENT AUDITORS' REPORT


The Investment Plan Committee
Thomas & Betts Corporation

We have audited the financial statements of Thomas & Betts Corporation Employees' Investment Plan as listed in the accompanying index. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thomas & Betts Corporation Employees' Investment Plan at December 31, 1995, and 1994, and the results of its operations and changes in plan equity for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules 1 and 2 is presented for purposes of additional analysis and complying with the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and is not a required part of the basic financial statements. Such supplementary information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                KPMG PEAT MARWICK LLP


Memphis, Tennessee
June 5, 1996

                                 SIGNATURES


   The Plan.   Pursuant to the requirements of the Securities Exchange
Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                THOMAS & BETTS CORPORATION
                EMPLOYEES' INVESTMENT PLAN



Date: June 5,1996                    By: /s/Fred R. Jones
                                        Fred R. Jones
                                        Vice President - Finance & Treasurer